UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

RumbleOn, Inc.

(Name of Issuer)

Class B Common Stock, $0.001 par value

(Title of Class of Securities)

781386305

(CUSIP Number)

Kellie L. Bobo, Esq.

Haynes and Boone, LLP

98 San Jacinto Boulevard, Suite 1500

Austin, Texas 78701

(512) 867-8411

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 5, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 781386305
1.	Names of Reporting Persons Stone House Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,398,144
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,398,144

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,398,144
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.3% (1)
14.	Type of Reporting Person (See Instructions) OO, IA

(1)	Based upon 35,015,190 shares of Class B Common Stock, $0.001 par value, outstanding as of December 8, 2023, as disclosed in the Issuer’s current report on Form 8-K, filed on December 11, 2023, by the Issuer with the U.S. Securities and Exchange Commission.

CUSIP No. 781386305
1.	Names of Reporting Persons SH Capital Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,398,144
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,398,144

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,398,144
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.3%
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 35,015,190 shares of Class B Common Stock, $0.001 par value, outstanding as of December 8, 2023, as disclosed in the Issuer’s current report on Form 8-K, filed on December 11, 2023, by the Issuer with the U.S. Securities and Exchange Commission.

CUSIP No. 781386305
1.	Names of Reporting Persons Mark Cohen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,398,144
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,398,144

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,398,144
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.3%
14.	Type of Reporting Person (See Instructions) IN, HC

(1)	Based upon 35,015,190 shares of Class B Common Stock, $0.001 par value, outstanding as of December 8, 2023, as disclosed in the Issuer’s current report on Form 8-K, filed on December 11, 2023, by the Issuer with the U.S. Securities and Exchange Commission.

This Amendment No. 2 to Schedule 13D is jointly filed by and on behalf of each of the Reporting Persons to amend the Schedule 13D related to the shares of Class B Common Stock, $0.001 par value (the “Common Stock”) of RumbleOn, Inc., a Nevada corporation (the “Issuer”), initially filed with the U.S. Securities and Exchange Commission on August 11, 2023, as amended and/or supplemented by Amendment No. 1 to the Schedule 13D filed on September 5, 2023 (as amended, the “Schedule 13D”). Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or other Consideration

Item 3 is hereby amended and supplemented as follows:

“On December 5, 2023, Partners acquired an additional 2,426,499 shares of Class B Common Stock of the Issuer pursuant to the exercise of its Subscription Rights issued in connection with the Rights Offering, at an effective purchase price of $5.50 per share of Class B Common Stock of the Issuer.

On December 8, 2023, pursuant to the Purchase Agreement, Partners acquired an additional 1,721,645 shares of Class B Common Stock of the Issuer, at an effective purchase price of $5.50 per share of Class B Common Stock of the Issuer.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.”

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

“As disclosed in the Issuer’s press release, dated December 6, 2023 (the “Completion of the Rights Offering Press Release”), the subscription period of the Rights Offering expired at 5:00 P.M. Eastern Time, on December 5, 2023. In connection therewith, on December 5, 2023, Partners acquired 2,426,499 shares of Class B Common Stock of the Issuer pursuant to the exercise of its Subscription Rights issued in connection with the Rights Offering.

On December 8, 2023, pursuant the terms of the previously disclosed backstop private placement of the Issuer pursuant to the Purchase Agreement, because the Rights Offering was not fully subscribed, the Issuer issued and sold to the Standby Purchasers 3,443,289 Backstop Securities at an exercise price of $5.50 per share for an aggregate purchase price of $18,938,090 (the “Backstop Purchase”). In particular, with respect to Stone House, the Issuer issued and sold to Partners 1,721,645 Backstop Securities at an exercise price of $5.50 per share for an aggregate purchase price of $9,469,047.

The foregoing descriptions of the Rights Offering and the Backstop Purchase do not purport to be complete and are qualified in their entirety by reference to the Completion of the Rights Offering Press Release, dated December 6, 2023, and the Issuer’s current report on Form 8-K, dated December 11, 2023, each of which are incorporated herein by reference to Exhibit 99.7 and Exhibit 99.8 to this Schedule 13D, respectively.”

Item 5. Interest in Securities of the Issuer

Item 5(c) is hereby amended and restated in its entirety as follows:

“(c)  Other than as set forth in Item 3 or Item 4 of this Schedule 13D, there have been no transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

“The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.”

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (incorporated herein by reference to Exhibit 99.1 to the Schedule 13D filed on September 5, 2023, by the Reporting Persons with the U.S. Securities and Exchange Commission).
99.2	Standby Purchase Agreement, dated as of August 8, 2023 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on August 11, 2023, by the Issuer with the U.S. Securities and Exchange Commission).
99.3	Press Release, dated August 9, 2023 (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on August 11, 2023, by the Issuer with the U.S. Securities and Exchange Commission).
99.4	Press Release, dated August 9, 2023 (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on August 9, 2023, by the Issuer with the U.S. Securities and Exchange Commission).
99.5	Proxy Statement, dated June 23, 2023 (incorporated by reference to the Issuer’s Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 filed on June 23, 2023, by the Issuer with the U.S. Securities and Exchange Commission).
99.6

Current Report on Form 8-K, dated September 5, 2023 (incorporated by reference to the Issuer’s Current Report on Form 8-K filed on September 5, 2023, by the Issuer with the U.S. Securities and Exchange Commission).

99.7

Press Release, dated December 6, 2023 (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on December 11, 2023, by the Issuer with the U.S. Securities and Exchange Commission).

99.8	Current Report on Form 8-K, dated December 11, 2023 (incorporated by reference to the Issuer’s Current Report on Form 8-K filed on December 11, 2023, by the Issuer with the U.S. Securities and Exchange Commission).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 11, 2023	STONE HOUSE CAPITAL MANAGEMENT, Llc

	By:	/s/ Mark Cohen
	Name:	Mark Cohen
	Title:	Managing Member

SH Capital partners, L.P.

	By:	Stone House Capital Management, LLC
	Its:	General Partner

	By:	/s/ Mark Cohen
	Name:	Mark Cohen
	Title:	Managing Member

MARK COHEN

/s/ Mark Cohen